                           CERTIFICATE OF NOTIFICATION

                                    (Rule 24)

                                     to the

                       SECURITIES AND EXCHANGE COMMISSION

                                       by

                MAINE YANKEE ATOMIC POWER COMPANY (MAINE YANKEE)


It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-1 as amended and the Order of the Securities and Exchange Commission dated September 10, 2001 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission, as follows:

On January 1, 2003, Maine Yankee completed the fourth installment of the redemption of its common stock described in said Statement. On that date, Maine Yankee redeemed a total of 33,800 of its 368,300 outstanding shares pro rata from its stockholders at a per share redemption price of $132.8415, for a total redemption price of $4,490,042.70, as follows:

Stockholder                                        Number of Shares Redeemed           Total Redemption Price
-----------                                        -------------------------           ----------------------
Central Maine Power Company                                  12,844                         $1,706,216.23
New England Power Company                                     8,112                          1,077,610.25
The Connecticut Light and
         Power Company                                        4,056                            538,805.13
Bangor Hydro Electric Company                                 2,366                            314,302.99
Maine Public Service Company                                  1,690                            224,502.13
Public Service Company of
         New Hampshire                                        1,690                            224,502.13
Cambridge Electric Light Company                              1,352                            179,601.71
Western Massachusetts Electric Company                        1,014                            134,701.28
Central Vermont Public Service Company                          676                             89,800.85
                                                             ------                         -------------
TOTAL                                                        33,800                         $4,490,042.70

Pursuant to paragraph F.(2) of the Instructions as to Exhibits for Form U-1, because the transactions described in the Statement will be consummated in several steps or installments, the "past tense" opinion of counsel shall be filed at the conclusion of the last such step or installment.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

MAINE YANKEE ATOMIC POWER COMPANY


/s/ Michael E. Thomas
------------------------------------------
Michael E. Thomas
Vice President and Chief Financial Officer



Date: January 9, 2003